October 13, 2011

Jeffrey Jaramillo
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:          Jazz Technologies, Inc.

Form 10-K for the fiscal year ended December 31, 2010
Filed February 22, 2011
Form 10-Q for the period ended March 31, 2011
Filed May 20, 2011
File No. 001-32832

Dear Mr. Jaramillo:

This letter is being filed electronically with the Securities and Exchange Commission (the “Commission”) by Jazz Technologies, Inc. (the “Company” or “Jazz”) in response to your letter dated October 11, 2011 (the “Comment Letter”), setting forth the comments of the Commission’s Staff (the “Staff”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2010 that was filed with the Commission on February 22, 2011 (the “Form 10-K”).  The text of the Staff’s comments has been included in this letter in italics with our responses in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this response letter correspond to the page numbers of the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2010

Financial Statements

Revenue Recognition, page 31

1.	We note from your response that you had no instances where you deferred revenue for the lack of vendor-specific objective evidence of fair value (VSOE).

For the periods presented in your financial statements, please tell us if you recognized revenue from contracts with multiple elements only when you had VSOE or third-party evidence of fair value (TPE) and met all of the revenue recognition criteria as prescribed in FASB ASC 605-25 prior to it being amended by ASU 2009-13. If so, please revise your future filings to clarify this fact. If not, please quantify for us the difference between the revenue you recognized for each period presented and the amount of revenue that should be recorded when applying FASB ASC 605-25 prior to it being amended by ASU 2009-13.

This confirms that for the periods presented in our financial statements, we recognized revenue from contracts with multiple elements only when we had VSOE or third-party evidence of fair value (TPE) and met all of the revenue recognition criteria as prescribed in FASB ASC 605-25 prior to it being amended by ASU 2009-13.  We will revise our future filings to clarify this fact.

In connection with our response to your comments we acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (949) 435-8626 if you have any questions or would like additional information regarding this response letter.

Sincerely, /s/ ALLEN R. GROGAN Allen R. Grogan Senior Vice President and Chief Legal Officer